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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 10 2003

SEC FILE NUMBER
8-51664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milestone Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6331 Carmel Road
(No. and Street)

Charlotte, NC 28226-8246
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph P. Lindsley   704-716-2749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Mason, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

224 Westinghouse Blvd., Suite 608, Charlotte, NC 28273
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Joseph P. Lindsley</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Milestone Investments, Inc.</u> , as of <u>December 31</u> , 20<u>02</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>none</u>

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILESTONE INVESTMENTS, INC

FINANCIAL STATEMENTS

TOGETHER WITH AUDITORS' REPORT

DECEMBER 31, 2002 AND 2001

James Mason, CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

224 WESTINGHOUSE BOULEVARD, SUITE 608
CHARLOTTE, NORTH CAROLINA 28273
PHONE (704) 588-4002
FAX (704) 588-7673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Milestone Investments, Inc.:

We have audited the accompanying statements of financial condition of Milestone
Investments, Inc. as of December 31, 2002 and 2001 that you are filing pursuant to rule
17a-5 under the Securities Exchange Act of 1934. These financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion
on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the
United States of America. Those standards require that we plan and perform the audits to
obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audits provide
a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Milestone Investments, Inc. as of December 31, 2002
and 2001, in conformity with accounting principles generally accepted in the United
States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Schedules I and II is presented
for purposes of additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5 under the Securities
Exchange Act of 1934. Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in our opinion, is fairly stated in
all material respects in relation to the basic financial statements taken as a whole.

January 16, 2003

James Mason, CPA, P.C.

MILESTONE INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
Assets		
CURRENT ASSETS:		
Cash	$ 11,808	$ 12,624
Receivables from other broker-dealers	18,952	9,890
Total current assets	30,760	22,514
STARTUP COSTS, net of accumulated amortization of $3,096 and $2,190 in 2002 and 2001, respectively	1,435	2,341
Total assets	$ 32,195	$ 24,855
Liabilities and Shareholders' Equity		
CURRENT LIABILITIES:		
Payable to related party	$ ---	$ 1,108
Accrued payroll	4,305	740
Total current liabilities	4,305	1,848
SHAREHOLDERS' EQUITY:		
Common stock, no par; 100,000 shares authorized; 1,000 shares issued and outstanding	12,701	12,701
Retained earnings	15,189	10,306
Total shareholders' equity	27,890	23,007
Total liabilities and shareholders' equity	$ 32,195	$ 24,855

The accompanying notes are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business – Milestone Investments, Inc. (the Company) is a North Carolina Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). It provides mutual fund and variable annuity investment products to predominately small and medium size employers in the southeastern and mid-western areas of the United States that sponsor qualified retirement plans and to individuals who are eligible for distributions from such plans. In addition, it can provide investment advisory services to employers sponsoring qualified retirement plans. The Company is a limited broker-dealer and does not receive funds for investment nor does it hold securities for customers. Rather, all customer funds are delivered to, and securities are held with, either a mutual fund company broker-dealer or a variable annuity company broker-dealer.

Commission Income – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income – Investment advisory fees are recognized as earned.

Receivables From Other Broker-Dealers – Receivables from other broker-dealers represent commissions due for mutual fund and group and individual variable annuity investment transactions. No allowance has been provided on these receivables because management believes all amounts are collectible.

Startup Costs – Costs incurred in connection with the startup of broker-dealer activities have been capitalized and are being amortized using the straight line method over five years beginning August 1999, the month after the Company received regulatory approval to commence work as a broker-dealer. Amortization expense was $906 during both 2002 and 2001, respectively.

Income Taxes – The Company is organized under Subchapter S of the Internal Revenue Code whereby net income is taxed to the shareholders. Therefore, no provision for income taxes is recognized on the financial statements.

Statements of Cash Flows – For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

<u>Use of Estimates</u> – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

2. RESERVE REQUIREMENTS:

The Company is not obligated to report under SEC Rule 15c3-3 since, as a limited broker-dealer, its transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in insurance company separate or general accounts. In addition, the Company transmits all funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company meets the exemptive requirements under SEC Rule 15c3-3(k)(1). Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3. MINIMUM NET CAPITAL:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of $26,455, which is $21,455 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.16 to 1.00 at December 31, 2002.

4. MAJOR CUSTOMERS:

The Company earned commission income as a result of transactions with major customers during 2002 and 2001. Transactions with major customers accounted for approximately 21% and 44% of total commission income during 2002 and 2001, respectively.

5. RELATED PARTY:

The Company shares office space and certain administrative overhead with a related company. In accordance with terms of an agreement reached with the related company, the Company paid approximately $147,400 in 2002 and $78,600 during 2001 for these services.

In addition, the Company paid the related Company approximately $26,500 in 2002 and $10,000 in 2001 for certain professional services.

MILESTONE INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

Net Capital

Shareholders' equity	$ 27,890
Deductions and/or charges:	
Nonallowable assets -	
Startup costs, net of accumulated amortization	(1,435)
Net capital	$ 26,455

Aggregate indebtedness

Items included in the statement of financial condition:	
Liabilities	$ 4,305
Total aggregate indebtedness	$ 4,305

Computation of Basic Net Capital Requirement

Minimum net capital requirement	$ 5,000
Ratio: Aggregate indebtedness to net capital	0.16 to 1.00

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 26,455
Net audit adjustments	---
Net capital per above	$ 26,455

MILESTONE INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

The Company is exempt from the reserve requirements and the possession and control requirements under Rule 15c3-3 as of December 31, 2002 since the Company is in compliance with the exemptive provisions of Rule 15c3-3(k)(1).

James Mason, CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

224 WESTINGHOUSE BOULEVARD, SUITE 608
CHARLOTTE, NORTH CAROLINA 28273
PHONE (704) 588-4002
FAX (704) 588-7673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Milestone Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental
schedules of Milestone Investment, Inc. (the Company) for the year ended December 31,
2002, we considered its internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
we have made a study of the practices and procedures followed by the Company
including tests of such practices and procedures that we considered relevant to the
objectives stated in rule 17a-5(g) in making the periodic computations of aggregate
indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of rule 15c3-3. Because the
Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed
by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8
   of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
   System

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and to assess whether those practices
and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two
of the objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James Mason, CPA, P.C.

January 16, 2003